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                             July 13, 2022

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       120 Kentucky Ave., Suite 110
       Lexington, Kentucky 40502

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed June 24, 2022
                                                            File No. 024-11808

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 2 to Offering Statement on Form 1-A Filed June 24, 2022

       General

   1. We note that you are not the majority owner of Series Forever Rose and Series Cuvier and you are also not the
designated Administrative Coordinator. However, we note your disclosure on page 17
that "no Series will hold underlying assets in which the Manager has limited or no
management control, so that it is not considered to be an investment company within the
meaning of the Investment Company Act" and your disclosure on page 171 that "[a]s
with Co-Ownership structures, the Company, directly or indirectly, is engaged daily on key
operating decisions and has approval rights over a broad range of day-to-day operational
matters that directly impact the value of the Lease Agreements for such Underlying Asset
of a Series." Please tell us how you intend to maintain
                                                        control, engage in the
key operating decisions, and retain the right to approve day-to-day operational matters of
Series Forever Rose and Series Cuvier when it appears that
                                                        contractually, you do
not have such authority.
 Michael Behrens
My Racehorse CA LLC
July 13, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
July 13, 2022 Page 2
cc:       Christopher Tinen
FirstName LastName